Edward J. Schneidman, P.C. To Call Writer Directly: +1 312 862 3333 edward.schneidman@kirkland.com	300 North LaSalle Chicago, IL 60654 United States +1 312 862 2000	Facsimile: +1 312 862 2200
www.kirkland.com
August 10, 2018

Via EDGAR Submission

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Kim McManus
Jeffrey Lewis
Robert Telewicz
Joshua Lobert

Re:	Best Western International, Inc.
Draft Registration Statement on Form S-1
Response Dated July 17, 2018
CIK No. 0001733381

Ladies and Gentlemen:

Pursuant to the requirements of the Securities Act of 1933, as amended, and Regulation S-T thereunder, Best Western International, Inc., an Arizona nonprofit corporation (the “Company”), has today publicly filed with the Securities and Exchange Commission (the “SEC”) its Registration Statement on Form S-1.

On behalf of the Company, we are writing to respond to the comment raised in the letter to the Company, dated July 27, 2018, from the staff (the “Staff”) of the SEC. The Company’s response below corresponds to the caption and number of the comment (which is reproduced below in italics). Capitalized terms used in this letter but not otherwise defined have the meanings assigned to them in the information statement/prospectus.

General

1.        Based on response to comment 1 in your letter dated July 17, 2018, it appears that you may not have complied with Section 5 of the Securities Act. Please revise to add risk factor disclosure addressing the potential Section 5 liability. Disclose that members may have claims against the company and may be entitled to rescission rights or damages. In addition, please tell us how you considered the need to accrue or disclose a contingent liability in accordance with ASC Topic 450-20 and the basis for your conclusion.

Beijing Boston Hong Kong Houston London Los Angeles Munich New York Palo Alto San Francisco Shanghai Washington, D.C.

Securities and Exchange Commission

August 10, 2018

Response

In response to the Staff’s comment, the Company has added a risk factor regarding potential Section 5 liability to page 33 of the information statement/prospectus.

The Company further wishes to advise the Staff as follows:

We record an accrual for legal contingencies when we determine that it is probable that we have incurred a liability and we can reasonably estimate the amount of the loss. In making such determinations we evaluate, among other things, the probability of an unfavorable outcome and, when we believe it probable that a liability has been incurred, our ability to make a reasonable estimate of the loss. We also evaluate potential legal contingencies for disclosure purposes. We review these disclosures and accruals each reporting period and make revisions based on changes in facts and circumstances.

In evaluating whether we should disclose or record an accrual for legal contingencies with respect to a possible violation of Section 5 of Securities Act, after consultation with our legal advisors and considering the nature of the communications with our members, our regional Governors and the ad hoc committee and the nature of the offering of our Common Stock described in the information statement/prospectus, we believe it is not reasonably possible that we have incurred a liability under ASC 450. We also do not have any knowledge that any Section 5 violation claim is pending or likely. On the basis of the foregoing, we do not believe that disclosing or recording an accrual for legal contingencies with respect to an alleged Section 5 violation is appropriate under ASC Topic 450-20.

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We hope that the foregoing has been responsive to the Staff’s comments. Should you have any questions relating to any of the foregoing, please do not hesitate to contact the undersigned at (312) 862-3333 or edward.schneidman@kirkland.com.

Sincerely,

/s/ Edward J. Schneidman

Edward J. Schneidman

cc:	Lawrence Cuculic
Best Western International, Inc.